

PLAY PICKUP INC

The Platform for Recreational Basketball

PICKUP
The Platform for Recreational Basketball
Hey, Michael
3 games for you
Overtime Thriller on the Blacktop

playpickup.app Atlanta, GA

Highlights

1. App launched Feb 2026
2. 3,500 Players Downloaded App, 1,100 MAU's
3. Partnerships with Overtime Elite, City of Atlanta, and Key Social Media Influencers
4. Key Advisors: Jay Deuskar, CTO PrizePicks | Max Ade, CEO Pickleheads | Ankush Singla, AI at FanDuel

Featured Investors

Jay Deuskar Follow

Co-Founder, CTO PrizePicks

"I think we're onto something"

Matt Reynolds Follow
Syndicate Lead

Invested $15,000

Matt Reynolds is a multi-time founder with a knack for ventures that have legs. Raised $5M+ in capital, built multiple multi-million-dollar brands, sold a music catalog for $2M, and helped launch Grace Midtown, Housefires Music, Stoke, and Mediocre Ball.

"I've spent the last 20 years building organizations, launching ventures, raising capital, and helping founders turn ideas into businesses. Along the way, I've learned that great opportunities usually come down to three things: the founder, the execution, and the timing.

That's why I'm investing in Pickup.

I've known Harrison for years. We've worked together, competed together, and spent countless hours on the basketball court together. Our weekly pickup game became ground zero and the inspi..."

Read More

Reed Crosson Follow

Head of Athlete Investments, BlueTrust

"I believe in Harrison and this concept. I think it can do a lot of good in the world."

Reign Streiter Follow

Founder, Team Reign

"I bet on the jockey, not the horse."

Team



Harrison Freemyer   Founder

Founder and CEO of Play Pickup. Growth consultant for Fortune 500 Brands including AT&T, Edward Jones, Travel & Leisure, and Sports Illustrated.

playpickup.app in X

Denis Jeliazkov   Product Designer

70+ Apps Designed

figura.digital

Pitch Deck



Memo

What we're building

If you play basketball as an adult, you know the problem. You want to run. You might know a handful of guys. But getting 10 people to the same court at the same time, at a compatible skill level, without flaking — it's a nightmare. Group chats, Facebook posts, waiting at the park. There's no reliable way to make it happen.

Pickup fixes that. We built the app for recreational basketball players to find open runs and paid games near them, at their skill level, on demand. Players see available games, pay to join, and show up. Hosts — gym operators, court owners, pickup organizers can now build waitlists, manage attendance, and track stats. The app also has a local social feed, leaderboards, and public and private groups so the community that forms around those games has a home.

Just like Strava did for runners and Pickleheads did for Pickleball, we are building the community hub for Basketball.

Why now

Two things are colliding. Adult loneliness is at an all-time high — participating in casual team sports reduces loneliness by 47%. At the same time, consumer apps for sport-specific communities have proven out in every adjacent category: Strava for running, Plei for soccer, 18 Birdies for golf, Pickleheads for pickleball. Each is a $10M–$400M ARR business. Basketball — the most popular team sport among adults in the US — has no equivalent.

How we win

City by city. We first win Atlanta and then strategically expand into key markets. Atlanta is one of the highest-density recreational basketball markets in the country, we have boots on the ground, and we've already secured the key partnerships to accelerate supply and demand simultaneously.

On the supply side we are partnering with existing groups and venues and building an ambassador program to ensure plenty of supply is in the system as we add player demand.

On the demand side: We have a strong GTM plan that includes activating key influencer relationships with Kymani (1.2M followers), SSN Network (1M), Marthreenez (1M), and HeziGod (896K), event & content series like with Overtime Elite (2.2M followers)

Early paid ad tests are producing ~$0.15 clicks to the App Store — low enough that we can scale acquisition efficiently as we increase supply.

Traction

We launched our MVP in February 2026. In four months, we've grown to 3,000+ signed-up users — on $2,000 in total ad spend. 77% of users convert from download to signup and 94% of signups complete onboarding —proving high intent.

Despite supply constraints, we have over 1,000 MAU's coming back looking for games. Our next growth move is to inject more supply into the system.

Market

There are 17 million adult basketball players (18+) in the US — 30 million if you include younger player. The incumbent "solutions" are Facebook groups, group texts, and showing up at the park and hoping. Sport-specific community apps are a proven business model: Strava ($415M ARR), Plei ($18M ARR), 18 Birdies ($15M ARR), Pickleheads ($10–15M ARR). None of them touch basketball. Basketball is the largest team sport among US adults with no platform built for it. That's the opening.

Business model

We monetize both sides of the platform. Players pay $5/month for a premium subscription (private games, stat tracking, performance dashboards, rankings). Hosts pay $12/month for game management tools: paid events, waitlists, attendee management, player vetting. Venues will pay $50+/month for court operations, booking management, and utilization tracking.

At 100,000 users — our 12-to-18-month milestone — the model projects $555K–$1M ARR across those three revenue streams plus ancillary revenue from event fees, in-app advertising, and sponsorships.

Forward-looking projections cannot be guaranteed.

Risks we're taking on

Cold start. Two-sided platforms are hard to bootstrap — you need players for hosts and hosts for players. Our answer is leading with supply: locking in courts and venues first so there are games to show players on day one. The City of Atlanta and key influencer partnerships give us that.

Competition. A well-funded competitor could move into basketball at any time. Our defense is the community we're building: leaderboards, social feeds, and group structures are sticky in ways that a pure scheduling utility isn't. We're building a home for recreational basketball, not just a booking tool.

The ask

We're raising $500,000, with $100,000 coming from this audience. We've currently secured $200,000 in commitments.

Round size: $500,000. Security type: SAFE. Valuation / cap:$5M

Key milestones (next 12 months): 100,000 users; win Atlanta; expand to second market

If you play recreational basketball — or you've ever tried to organize a game and felt the friction — this one will feel personal. We'd love to have you on the court with us.